14049495

RECEIVED SEC MAIL PROCESSING SECTION MAR 10 2014 WASH., DC 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter Street, Suite 160
(No. and Street)

Waltham (City) Massachusetts (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Shields (781) 890-7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon LLC
(Name – *if individual, state last, first, middle name*)

95A Turnpike Road (Address) Westborough (City) Massachusetts (State) 01581 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/24

SD 3/27/14

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields & Company, Inc, as of December 31, 2013, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Richard W. [illegible]
Commonwealth of Massachusetts
My Commission Expires [illegible] 15, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Directors of
Shields & Company, Inc.
Waltham, Massachusetts

Report on the Financial Statements

We have audited the accompanying financial statements of Shields & Company, Inc. ("the Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields & Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Stowe & Degon LLC

March 7, 2014

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	342,005
Accounts receivable		115,345
Prepaid expenses and other current assets		21,624
Total assets	$	478,974

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	14,342
Payroll taxes payable		258,373
Other withholdings payable		9,001
Total current liabilities		281,716
Stockholders' equity		
Common stock, $.01 par value; 200,000 shares authorized 10,000 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		187,258
Total stockholders' equity		197,258
Total liabilities and stockholders' equity	$	478,974

See notes to financial statements.

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	$ 1,719,441
OPERATING EXPENSES:	
Compensation and benefits	1,441,967
Technology and data communications	53,950
Research	56,995
Travel and entertainment	40,804
Occupancy	120,072
Regulatory fees	20,124
Other	177,458
Total operating expenses	1,911,370
LOSS FROM OPERATIONS	(191,929)
INTEREST INCOME	341
NET LOSS	$ (191,588)

See notes to financial statements.

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	Shares	Par Value			
BALANCE AS OF JANUARY 1, 2013	10,000	$ 100	$ 9,900	$ 574,587	$ 584,587
NET LOSS	-	-	-	(191,588)	(191,588)
STOCKHOLDER DISTRIBUTIONS	-	-	-	(195,741)	(195,741)
BALANCE AS OF DECEMBER 31, 2013	10,000	$ 100	$ 9,900	$ 187,258	$ 197,258

See notes to financial statements.

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (191,588)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(41,042)
Prepaid expenses and other current assets	9,772
Accounts payable	(77)
Payroll taxes payable	257,464
Other withholdings payable	14,818
Net cash provided by operating activities	49,347
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(195,741)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(146,394)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	488,399
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 342,005

See notes to financial statements.

SHIELDS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer and a Registered Investment Advisor. The Company provides corporate finance advisory services in the areas of: mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand and balances at financial institutions. The Company maintains its cash in various deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced, nor does it anticipate, any losses in such accounts. For purposes of the cash flows statement, the Company has defined cash and cash equivalents as highly liquid investments with an original maturity of less than three months.

Revenue Recognition – The Company receives financial advisory and other financial and management consulting fees from a number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured.

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if if is more likely than not the positions would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2013 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2010.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events - The Company has evaluated all subsequent events through March 7, 2014, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $60,289, which was $41,508 in excess of its required net capital of $18,781. The Company's net capital ratio was 4.67 to 1.

4. BANK LINE OF CREDIT

The Company has a revolving line of credit with a bank which permits borrowing up to $800,000 and expires July 31, 2014. Interest is charged at the prime rate, subject to an interest rate floor of 4.50% at December 31, 2013. The line is secured by all business assets and the personal guarantees of two owners of the Company. Availability on the line of credit is reduced by a $21,000 letter of credit. There were no amounts outstanding on the line of credit at December 31, 2013.

5. COMMITMENTS

The Company leases its business office under a long-term lease, which expires in August 2016. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. Rent expense was $114,278 for the year ended December 31, 2013. Future minimum rental obligations under the lease arrangement in excess of one year as of December 31, 2013 are as follows:

Years ending in December 31,		
2014	$	126,896
2015		129,976
2016		87,472
Total future minimum lease payments	$	344,344

6. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. There were no contributions to the Plan in 2013.

7. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * * *

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

STOCKHOLDERS' EQUITY	$	197,258
LESS NON-ALLOWABLE ASSETS:		
Accounts receivable		115,345
Prepaid expenses and other current assets		21,624
		136,969
Net capital	$	60,289
AGGREGATE INDEBTEDNESS		
Accounts payable	$	14,342
Payroll taxes payable		258,373
Other withholdings payable		9,001
Total aggregate indebtedness	$	281,716
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
6 2/3% of aggregate indebtedness	$	18,781
Excess net capital	$	41,508
Ratio: aggregate indebtedness to net capital		4.67

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2013)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	$	60,289
NET AUDIT ADJUSTMENTS		-
NET CAPITAL PER ABOVE	$	60,289

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17(a)-5(g)(1)

To the Directors of
Shields & Company, Inc.
Waltham, Massachusetts

In planning and performing our audit of the financial statements of Shields & Company, Inc. ("the Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Shields & Company, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 7, 2014.

A description of material weaknesses identified during the audit and management's corrective actions is included in Appendix A attached.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

March 7, 2014

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

Shields & Company, Inc.
Appendix A
Description of Material Weaknesses

Payroll Tax Filings

Condition: During audit fieldwork we noted that payroll tax withholdings had not been remitted in a timely manner. Failure to remit payroll taxes exposes the Company to penalties and interest as well as creating a risk that employees are not properly credited with their taxes paid. The Company's accounting policies and procedures manual describes the policy of remitting payroll taxes timely, but procedures identifying the process of preparing and reviewing the tax returns and remitting the funds are not defined and assigned to any specific individual.

Recommendation: We understand the processing and remittance of payroll taxes is now assigned to a payroll service. The controller should confirm at each payroll date that funds have been remitted and should review quarterly tax filings for accuracy and timely filing.

Management's Corrective Actions: We have identified the computer problem and software limitations that existed during 2013. We have purchased a new computer for the Controller to handle all financial processes and have upgraded our software. We have upgraded our QuickBooks Payroll system to the Enhanced version that will E-file payroll tax returns as well as make all payroll tax deposits when the payroll is processed and taxes are due. Our policies and procedures for processing payroll and confirming that the payroll taxes have been e-filed have been enhanced to include a checklist to be confirmed by management as part of the monthly close process. Our policies and procedures have also been updated to include quarterly review by the President of the filing of all payroll tax returns and appropriate tax payments.

Bank Reconciliations

Condition: At December 31, 2013, reconciliations for each bank account were prepared, but the largest bank account had a balance significantly higher than the expected balance per the reconciliation. It appears that the reconciliation was out of balance with the general ledger for most of the year, but attempts to identify the reason for the difference were not successful. Reconciling bank accounts accurately and timely is one of the most effective internal control procedures. Failure to do this raises concerns about the accuracy of financial records.

Recommendation: Bank reconciliation procedures should be performed each month and any differences investigated, documented, and corrected timely so that financial records are accurate.

Management's Corrective Actions: Our policies and procedures manual has been updated to include the bank reconciliation as part of the month end close and part of the quarterly review by the President, which will be documented by initialing the bank reconciliation.

FOCUS Reports

Condition: As part of our audit procedures, we compared the sum of the four quarterly FOCUS reports to the year-end general ledger balances and noted that there were several differences between the amounts. Discussions with the controller indicated that a three-month financial statement was run to support each FOCUS report; however, it appears that there were adjustments that may have overlapped quarters which were not captured in the process. Additionally, cash differences and attempts to reconcile them as discussed above may have contributed to some discrepancies.

Recommendation: The review process with the FOCUS report filing should include a reconciliation to year-to-date balances at each interim period so that all activity is captured and information included in the FOCUS reports is complete and accurate.

Management's Corrective Actions: We have updated our policies and procedures to include review of Focus report by the President prior to filing to confirm the report ties to General Ledger for the current reporting period and for the year to date.

* * * * * * *